Filed by Travelzoo Inc. Pursuant to Rule 425

The following information was posted by Travelzoo.com Corporation to its website (www.Travelzoo.com) on February 15, 2001. The message relates to the Special Meeting of Stockholders of Travelzoo.com Corporation to be held on March 15, 2001

ANNOUNCEMENT

February 15, 2002

To our shareholders:

           We are pleased to announce that the registration statement which we filed with the U.S. Securities and Exchange Commission last year has become effective.

           The registration relates to our planned merger of our existing Bahamas corporation into a new Delaware corporation which has been formed, Travelzoo Inc. A shareholder meeting to consider and vote upon the merger is scheduled for March 15, 2002.

           Our business will be continued without interruption by the new company. The SEC registration, on Form S-4, relates to the shares of the new company which are to be issued in the merger in exchange for the currently outstanding shares of Travelzoo.com Corporation. The details of the proposed merger are explained in the proxy statement and prospectus which is included in the registration statement.

           A copy of the registration statement is available at http://www.travelzoo.com/delaware. It is also available for free at the Commission's website at http://www.sec.gov. This release does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

          We encourage you to review the registration statement, which contains information which is important to you as a Travelzoo shareholder.

Sincerely yours,

Ralph Bartel
CEO
Travelzoo

           We advise any shareholders who do not have an updated e-mail address on file with us to pay particular attention to the proxy statement and prospectus. You will not otherwise receive notification of the proposed transaction.

Dear Travelzoo Stockholder:

Please select from the following options...

  I would like to view the proxy statement and prospectus on-line

  I would like to download a copy of the proxy statement and prospectus (PDF file) to my computer

  I would like to receive the proxy statement and prospectus (PDF file) via e-mail

  I would like to request a paper copy of the proxy statement and prospectus

  I would like to vote my proxy on-line

  I would like to download, print and mail a proxy form

Thank you!

We would like to encourage all of our stockholders to accept electronic delivery of the proxy statement and prospectus.

I consent to receiving by electronic transmission (including e-mail transmission and postings on the company's website with notice of such posting via e-mail transmission) the proxy statement and prospectus of Travelzoo Inc. dated February 14, 2002, as well as other proxy statements, annual reports and other information to be provided to me by Travelzoo Inc. in accordance with the requirements of the U.S. Securities and Exchange Commission.  I understand that, if I give my consent to electronic delivery, no charge will be made by Travelzoo Inc. for providing any such electronic transmissions, but I may incur certain costs in receiving information electronically, such as the cost of an Internet access subscription.  My consent will be effective until revoked.

Yes    No

I consent to receiving by electronic transmission any notices to be given by Travelzoo Delaware to its stockholders, in accordance with Section 323 of the Delaware General Corporation Law.  My consent will be effective until revoked.

Yes    No

Continue

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Which format do you prefer?

  HTML (recommended for Internet dial-up connections)

  PDF file*

* Viewing a PDF file requires Acrobat Reader. A free copy of Adobe Acrobat Reader is available at http://www.adobe.com/prodindex/acrobat/readstep.html

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We would like to encourage all of our stockholders to accept electronic delivery of the proxy statement and prospectus.

I consent to receiving by electronic transmission (including e-mail transmission and postings on the company's website with notice of such posting via e-mail transmission) the proxy statement and prospectus of Travelzoo Inc. dated February 14, 2002, as well as other proxy statements, annual reports and other information to be provided to me by Travelzoo Inc. in accordance with the requirements of the U.S. Securities and Exchange Commission.  I understand that, if I give my consent to electronic delivery, no charge will be made by Travelzoo Inc. for providing any such electronic transmissions, but I may incur certain costs in receiving information electronically, such as the cost of an Internet access subscription.  My consent will be effective until revoked.

Yes    No

I consent to receiving by electronic transmission any notices to be given by Travelzoo Delaware to its stockholders, in accordance with Section 323 of the Delaware General Corporation Law.  My consent will be effective until revoked.

Yes    No

Continue

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In order to download the PDF file* to your computer, point your cursor to the PDF icon, click your right mouse button and select “Save Target” or “Save Link.”

Prospectus  and  Statement.pdf

* Viewing a PDF file requires Acrobat Reader. A free copy of Adobe Acrobat Reader is available at http://www.adobe.com/prodindex/acrobat/readstep.html

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We would like to encourage all of our stockholders to accept electronic delivery of the proxy statement and prospectus.

I consent to receiving by electronic transmission (including e-mail transmission and postings on the company's website with notice of such posting via e-mail transmission) the proxy statement and prospectus of Travelzoo Inc. dated February 14, 2002, as well as other proxy statements, annual reports and other information to be provided to me by Travelzoo Inc. in accordance with the requirements of the U.S. Securities and Exchange Commission.  I understand that, if I give my consent to electronic delivery, no charge will be made by Travelzoo Inc. for providing any such electronic transmissions, but I may incur certain costs in receiving information electronically, such as the cost of an Internet access subscription.  My consent will be effective until revoked.

Yes       No

I consent to receiving by electronic transmission any notices to be given by Travelzoo Delaware to its stockholders, in accordance with Section 323 of the Delaware General Corporation Law.  My consent will be effective until revoked.

Yes       No

Continue

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To receive your copy of the prospectus please enter your e-mail address below:

E-mail:

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How to request a paper copy of the proxy statement and prospectus

We encourage our stockholders to accept electronic delivery of the proxy statement and prospectus. You can have instant access either by viewing it on-line (instant access), downloading it or requesting e-mail delivery.

If you would like to receive a printed copy of the proxy statement and prospectus, please mail your written request to

Travelzoo Inc. Investor Relations 800 West El Camino Real, Suite 180 Mountain View, Ca 94040

Please include:

  Your name
  Your address
  Either the e-mail address you registered with Travelzoo or the seriel numbers of your Travelzoo shares

Upon receipt of your written request, we will promptly mail a paper copy to you.

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Welcome to Travelzoo's Online Proxy Voting!

Have you received a copy of the prospectus and proxy statement and consented to electronic delivery?

Yes No

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Proxy For The Special Meeting Of Stockholders Of
Travelzoo.com Corporation
To Be Held on March 15, 2002

Account Key
Voter Control Number (which Travelzoo provided to you by e-mail)	Click here if you don't know

I am a holder of shares of common stock of Travelzoo.com Corporation, a Bahamas corporation ("Travelzoo"). I hereby appoint Ralph Bartel as my proxy, with full power of substitution, to represent me at the special meeting of stockholders of Travelzoo to be held at the Lobby Conference Center, One Metropolitan Square, 211 North Broadway, St. Louis, Missouri 63102, on March 15, 2002 at 10:00 a.m. local time, and at any adjournments or postponements thereof, to consider and approve the Agreement and Plan of Merger, dated January 19, 2001, as amended, under which Travelzoo will be merged into a newly-formed Delaware corporation, Travelzoo Inc. ("Travelzoo Delaware"), as follows:

FOR          AGAINST           ABSTAIN

I understand that, if I don't check any of the buttons above, this proxy will be voted for the merger. The Board of Directors of Travelzoo has unanimously recommended a vote for the merger.

This proxy is solicited on behalf of the Board of Directors

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Proxy For The Special Meeting Of Stockholders Of
Travelzoo.com Corporation
To Be Held on March 15, 2002

         I am a holder of shares of common stock of Travelzoo.com Corporation, a Bahamas corporation (“Travelzoo”). I hereby appoint Ralph Bartel as my proxy, with full power of substitution, to represent me at the special meeting of stockholders of Travelzoo to be held at the Lobby Conference Center, One Metropolitan Square, 211 North Broadway, St. Louis, Missouri 63102, on March 15, 2002 at 10:00 a.m. local time, and at any adjournments or postponements thereof, to consider and approve the Agreement and Plan of Merger, dated January 19, 2001, as amended, under which Travelzoo will be merged into a newly-formed Delaware corporation, Travelzoo Inc. (“Travelzoo Delaware”), as follows:

FOR          AGAINST           ABSTAIN

         I understand that, if I don't check any of the boxes above, this proxy will be voted for the merger. The Board of Directors of Travelzoo has unanimously recommended a vote for the merger.

        Please check the appropriate box below:

         I consent to receiving by electronic transmission any notices to be given by Travelzoo Delaware to its stockholders, in accordance with Section 323 of the Delaware General Corporation Law. My consent will be effective until revoked.                Yes                No

         I consent to receiving by electronic transmission (including e-mail transmission and postings on Travelzoo Delaware's website with notice of such posting via e-mail transmission) Travelzoo Delaware's proxy statements, annual reports and other information to be provided to me in accordance with the requirements of the U.S. Securities and Exchange Commission.* My consent will be effective until revoked.                Yes                No

         This Proxy is solicited on behalf of the Board of Directors.

Name(s):
Registered e-mail address (as you previously porvided to Travelzoo**)

Voter Control Number (which Travelzoo previously provided to you by e-mail)
Mailing address:

Signature(s)

Please sign exactly as your name appears above. Joint owners should each sign. When signing as attorney, executor, trustee or guardian, please give full title in that capacity.

Date:                , 2002

*	If you give your consent to electronic delivery, you may incur certain costs in receiving information electronically, such as the cost of an Internet access subscription.
**	Travelzoo has provided an online form, at http://www.corporate.travelzoo.com/shareholders, for stockholders who wish to change their original registered e-mail addresses, which includes information to allow Travelzoo to verify the identity of the stockholder. Changes are effective only if properly made through the online form; e-mail or other informal notice is not effective.

Note that stockholders may vote on the Internet at http://www.travelzoo.com/proxy. Travelzoo encourages stockholders to use Internet voting, which will help minimize the cost of the voting process for Travelzoo and its stockholders. If you wish to use a paper proxy, please print this page, mark, sign and date it, complete the information required and return it to Travelzoo by mail to 800 West El Camino Real, Suite 180, Mountain View, CA 94040.

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